Exhibit 99.6

INFOSYS US ANALYST MEET
PRODUCTS, PLATFORMS & SOLUTIONS
November 4, 2011

CORPORATE PARTICIPANTS

Sanjay Purohit
Senior Vice President and Head – Products, Platforms & Solutions

INVESTORS

Joe Foresi
Janney Montgomerry

Trip Chowdhry
Global Equities Research

Misha Sanwal
Brookside Capital

Ed Caso
Wells Fargo

Moshe Katri
Cowen & Company

Sanjay Purohit

Good morning and welcome once again to this discussion. In the next few minutes, I will share with you how we are approaching our products, platforms and solutions line of business. I thought that it would be a good place to begin by talking about where are the key drivers and what are the key opportunities that we are seeing into the future? At different instances in time, we have shared with you our perspective on the key themes that we are seeing that would drive growth, profitability and asset efficiency of businesses going into the future. Let me just break this down a little bit to make it more specific to how it applies for our business.

When we look at the trends in digital consumers where our focus is on enabling self-service, micro-fertilization and consumer co-creation with our clients, there lies the opportunity of doing many things differently in new ways using different kinds of new products, platforms and solutions capabilities. I'll give you examples as we go down the line. When we look at new commerce, the focus is on how do you leverage trends in mobility, how do you leverage trends in micro commerce and how do you leverage trends in inclusive commerce and that again presents a lot many new interesting and exciting opportunities about what we can do with our clients going into the future. Of course, healthcare is a subject that everybody has sort of discussed to depth but what is more important is looking at new ways to create a more affordable, more preventive and a more patient-centric healthcare environment in different geographies in different ways. When we look at the subject of sustainability, there are the key dimensions of how do you actually leverage trends and how companies manage their social contracts with their communities and the society at large, how they focus on resource intensity including areas like smart grid and those kinds of capabilities and how the people look at the subject of green innovation, which is coming out with new products which will make the world a better place to live in. Again there are many new things, many interesting things that are happening across the world and as we look into the future, we see there are many opportunities to do exciting and new things for our clients. Smarter organizations – our focus is on organization simplification because organizations over time have become fairly complex. Our focus is on how do you actually create new collaborations and learning environments within corporations and how do you actually work with corporations to help them adapt to the rapid changing business cycles that everyone can see in front of them. Again a very interesting opportunities to do things differently here. Emerging economies – I do not need to potentially expand. But the question is that when we take different kinds of products and services and solutions that are developed in developed economies and then you try and scale your business in emerging economies, there are different kind of challenges. Our focus is on working with our clients to see how we can help them gain growth momentum, how can we help them really understand how to create innovation hubs in the emerging economies and how do we ensure that they are able to create much more smarter supply chains in those parts of the world. Again there are many interesting possibilities of what kind of products and platforms that you can leverage to create new capabilities for our clients. Lastly, of course is pervasive computing where our thinking is how do you leverage smart sensors and the latest interesting things that are happening in technology, how do you leverage intelligent analytics, productive analytics in those kinds of areas and how do you actually leverage areas to do with Cloud to be able to create new capabilities for our clients.

I wanted to actually share with you in this is that when we look into the future because the business of products and platforms is actually working towards preparing our clients for the future, it is very important that we understand what are the different new interesting capabilities that our clients would need as they walk into their future and build their tomorrow's enterprise. Obviously when we walk into this space with the mindset of creating new capabilities which could be in the forms of products, platforms and solutions in these kinds of areas, it is important to understand how do we synergize and create the Infosys advantage. We believe that our focus is very strong and clear on creating best of the products which we would do through incubation, co-creation with our customers and partnership with other kinds of technology and business providers and couple that with our best-in-class service capabilities whether it be in domain, whether in technologies, whether in business processes and bring it together essentially to create a multiplier effect. Because we believe that all this entire strategy of products, platforms and solutions should be focused on helping our clients accelerate their growth, maximize their profitability and drive asset efficiency in their business.

So that is the broad sort of mindset with which we are approaching this line of business. At the heart of it, it is about creating intellectual property-led offerings that will help our clients drive growth, profitability and asset efficiency. At the same time, it is about accelerating innovation and doing this in a much faster fashion which we could either develop by ourselves through our R&D or we could co-create with clients, alliance partners and others and essentially drive non-linear growth for Infosys. Shibu did mention our place in the Forbes List of Most Innovative Companies and we believe that we have a fairly strong innovation culture and capabilities to be able to drive forward in this journey.

Let me also spend a little bit of time on some definitions because many a times when we talk about products, platforms and solutions, everybody gets confused as to what we are talking about. It is important to touch ground on some of the fundamental definitions. When we are talking of products, we are talking of licensable systems. That is a very important characteristic since it is Infosys’ intellectual property which we license to our clients and it delivers certain functionalities that the clients value. It can be used standalone as a product, it can be customized in certain cases to fit into the client's context or it can be used as a building block in a larger enterprise application or larger enterprise strategy that the client is trying to execute. What is also important is that it drives the business model that encompasses larger service engagements around the product license. It is not only that you sell a box like many product companies do but in our enterprise base we actually are looking at how do you use the product and create a larger service environment around it. Typically if you would see this kind of a strategy, it is typically 1:3 or 1:4 where if you do a license sale or product sale of ‘x’, then you end up doing a service environment around this which is 3x to 4x in its composition.

When we look at business platforms, very simply put these are managed offerings with guaranteed and measurable business outcomes for our clients. They are powered by best-in-class domain expertise because when you do platforms you actually have to run parts of clients’ business, so it is important for us to invest significantly into domain capabilities, intellectual property as well as leverage the phenomenon and the capabilities of Cloud to be able to offer multi-tendency fast deployment environment for our clients. The focus is on different kinds of platforms, for example, functional platforms, vertical platforms and what we call as bridge platforms and down a few slides I will share with you specific examples of which of such platforms are already active in our space. Essentially our platform typically is composed of five components of a stack. At the heart of it, is infrastructure where you host the platform and on top of it sits the core IP. This core intellectual property could be from a partner or it could be Infosys intellectual property. For example, in the case of a ‘source-to-pay’ platform, we collaborated with SAP. There is a core IP that comes from SAP and there is a core IP that comes from Infosys on top of this infrastructure. In the human resource optimization platform which we call as talent edge, it is the core intellectual property that came from Oracle and there is a core intellectual property that we have built on top of it and that is hosted together on top of this infrastructure. On top of this what we call is differentiated IP. This is not about hosting licenses of other product vendors, this is about creating differentiates capabilities in the context of what the business is trying to do and that differentiated intellectual property is built by Infosys. Then on top of it, of course, is customizable services which essentially is fixing or fitting the platform in the context of the organization, helping them align with different countries, different global rollouts and those kind of things. At the top of it is operations because we are not only offering same platform and saying you go and do what you want, but we actually run the platform and deliver outcomes for our clients. In definition terms, this is what we mean by business platforms very clearly.

When we talk of our business solutions, essentially solutions is a very wide word. So it is very important again to get a very clear definition. We are looking at specific business opportunities or a challenge and most of them are actually vertical specific whether they are pertaining to how clients do digital marketing, whether they are pertain to how clients do retail fulfillment, whether how client do next generation supply chain management in manufacturing, but essentially it is a stack which includes unique viewpoint as to how we should do things differently when we look into the future. It is a method for value delivery and innovation accelerators which essentially are Infosys intellectual property pieces. What is very important for us to understand is the solutions are typically early avatars of future products or platforms and are best co-created with clients. These are not repackaging of our services but we are looking at new capabilities which potentially over time could become good strong products or good strong platforms.

With the definition sort of laid aside, let me talk about a few facets. Fundamentally products are not new to Infosys. You are very well aware of our Finacle product which currently is operating with a 150 banks across 75 countries with 48,500 branches. It has been recognized with multiple awards, continues to see steady growth trends. There are about 290mn end consumers who actually are on top of Finacle and it enjoys over 70% market share in India. So it is very important for us to understand that doing products or even doing platforms is nothing new to Infosys, the question is how do we focus, create it as a strategic dimension of the company and drive growth through this strategy.

When we look at accelerating our product momentum, it is also very important that we are focusing on what are the new trends in how are our clients driving growth. What we are observing is that clients across different industry segments, are essentially looking at what are the new kinds of capabilities required to sense demand given that demand is changing in the markets, given the ways the economies of different countries are evolving. Second important aspect is influencing demand, how do you really influence the demand in the market in a different fashion. For example, today if 43% of shoppers use mobile for shopping review, then how do you create products and platforms that can change the way a standard traditional corporation influences the demand in their market. The third aspect is how do you fulfill demand globally. For example, mobile payments are expected to cross $1 tn and if we do that, then what are the new kinds of products and platforms required to do this thing in a very differentiated fashion. What we have done over the years is invested into a family of different kinds of products which are also active in market. For example, our Shopping Trip 360 product, looks at transforming the way retail environments operate or if you look at the Flypp product which you may have seen essentially is an application market place for communication service providers as well as enterprises which focuses on how do you create a differentiated environment on the mobile platform to be able to transact business as well as create a different user experience for your clients. If you look at the supply chain visibility and the collaboration products suite which is essentially in the manufacturing space, this is a product that is focused on creating the next generation supply chain and creating new capabilities and how do you sense influence and fulfill demand using your supply chain in a differentiated fashion. Our objective is to go and continue to develop a family of products focused on different spaces, different verticals and to scale this business as we go forward.

This is a quick view into our platforms, what we have done and the industry trends that I shared with you. We have started working on setting up platforms across areas. I am sharing three of them. Digital Consumers is a space, Smarter Organization is a space and Emerging Economies is a space. Today in Digital Consumers, we already have 4 active platforms. One is called ‘Social Edge’ which essentially is a platform to enable the social connection of the enterprise. Second is the ‘Commerce Edge’ which is about e-commerce and social commerce. We also have ‘Brand Edge’ which is a digital marketing platform. We are also working on a platform in digital distribution because that again is an emerging area in a very strong fashion. I did speak about ‘Flypp’, which also interestingly is a product and a platform at the same time because in the product side, you can license it to our clients and on the platform side you can operate the ecosystem where all the app stores and the new kinds of app and mobile devices can be built delivered on top of a platform.

Smarter organization – we are focused on the next generation talent management through our platform called ‘Talent Edge’, very active in the market already. There is a platform called ‘Procure Edge’ which essentially means source-to-procure platform which I spoke about in collaboration with SAP. There is a new platform that we have launched recently which is on ‘Asset Edge; which essentially is a platform to manage assets of a corporation. There is a ‘Billing Edge’ platform which essentially looks at next generation paradigms and how do you manage multi-service billing and those kinds of factors. There is a ‘Portfolio Edge’ platform which essentially looks at how do you go ahead and manage portfolio of your different kinds of businesses using our platform.

On the Emerging Economies, an interesting case where we created a platform called ‘Trade Edge’ in collaboration with one of the world’s most successful CPG companies, essentially focused on how do you distribute in a very differentiated fashion specifically across emerging markets. We are also working on new capabilities and what we call as ‘Distributor-in-a-box’, or Bank-in-a-box’ which is an extension of Finacle. We are also looking at vertical specific platforms. For example, creditors platform in the financial services space which essentially is how do you progress transactions differently in the area of credit management. We are also in the process of coming up with certain platforms in manufacturing, energy & utilities and communication service providers as well as retail CPG and logistics. ‘Bridge platforms’ are very interesting because these are platforms which are at the intersection of different industries. One interesting case here is the mobile wallet platform that we are working. I am sure you are aware of what kind of new technologies are evolving in the area of mobile commerce, what essentially this platform is focused on creating an environment where you can actually do transactions between different industries leveraging a core capability of mobile commerce.

A little deep dive into some of the platforms. All the platforms are under a single umbrella called ‘Infosys Edge’. Let me talk about ‘Infosys Social Edge’ which essentially is about monetizing digital demand. Here the objective is to harness a power of social media to increase revenue and customer satisfaction for our clients. It includes a social dashboard, ability to build communities, content distribution, engage with the customers as well as social analytics. These capabilities are very interestingly something that many organizations today aspire to build, but of course they would take a very long cycle time and the core value proposition here is to quickly allow them in a very short period of time to on-board our platform and take these capabilities to market. One of the biggest advantages of the platform strategy is the shortened cycle time in going to market. If you did a custom development and try to build these capabilities in the organization, it may take you 6-9 months to actually go to market and we should be able to do that in a much shorter time and operate this. This platform again is very successful. We are working with multiple clients today as we speak. Driving multiuse channel commerce is what we call the ‘Commerce Edge’ Platform. Essentially the focus here from a client perspective is to maximize sales and lower cost of consumer engagement. It again has multiple components within the platform. It has a component that works on what we call as social influence which essentially brings in capabilities to do social reviews, ratings and recommendation engines that drive revenue. It also allows you to manage different kinds of product combinations so that you can look at increasing the average order value through social product combinations. You look at agile merchandising, personalization as well as cross-channel commerce because it could be mobile enabled social or transactional commerce all coming together. ‘Commerce Edge’ is again active as in different clients and is a very good success that we have had in the area of platforms.

The third one and let me illustrate is the deepened employee engagement dimension of an organization. The objective of ‘Talent Edge’ is to simplify HR lifecycle and drive deeper employee interaction with our clients. This platform essentially focuses again on social engagements. How do you engage employees through a social environment within a corporation? Advanced analytics, specifically allowing HR to make timely decisions about where to build capabilities, how to go ahead and keep the organization agile and tooled up all the time. Lot of self-service because lot of employee services are increasingly moving towards more and more self-service where people can do things what they need to do by themselves on this platform rather than going for different administrative processes to conclude different kinds of transactions. Of course, the most significant element of mobile workforce where how you access the functionalities of organizations processes on mobile devices anywhere at home, at office on the go and how do you do this of a platform and of course, an integrated solution because in the end the ‘Talent Edge’ platform looks at the hire to retire cycle. The entire process of what goes through in the lifecycle of an employee and how do you create an integrated seamless experience on top of this platform. Again this platform is active with clients in Australia, Europe as well as in the US, another successful platform launch that we have had.

You are aware of the insurance retirement services on top of the McCamish systems platform which we acquired some time back which essentially focuses on life and annuity services, producer management services and retirement services in the context of the insurance industry.

Essentially what we are focusing on is to build strong growth momentum. Finacle had 28 new wins in the last half. It's a leader in magic quadrants for international retail and core banking. There are 20 plus clients which are active on our platforms. Currently we are clocking around $200 million of TCV on top of our platforms. We are rapidly expanding the footprint introducing newer and newer platforms. We launched 2 in the last half, there are 6 live products. We are building what we call as ‘Experience Centers’ because these products and platforms have to be experience in real-time environments. We already have and active experience center in India, there is one in Europe which is almost ready to go live and there is one that is being put to together in the US. Of course, the whole issue of continuous innovation. Somebody earlier in the day asked questions about patents etc. We have got about 424 inventions that we have filed as disclosures, 30 patents have been granted and there are almost 100 ideas which are under evaluation in different areas of life. Financial banking solution version 11 got launched. The last and very important facet of this whole thing is to build a new kind of a talent base which can do innovation and which can do product development in a very different fashion. It goes without saying that if you walk this path then you have to look at assembling a very different capability and product management, product engineering, product marketing and all those kinds of areas. That is a very important facet.

That is what I thought I would share with you to give you a view into how we are approaching the space. Questions, comments are welcome.

Joe Foresi

_________what is the margin profile?

Sanjay Purohit

The total size of business as we speak is a very interesting facet because there is the license component, there are service components and if you put all of this together from different perspectives, then it is close to about 8% of company’s business which includes Finacle, which includes all our products and platforms, which includes services in the area which are associated with products and platforms, engineering, etc. The second interesting question is on the margin profile. There what I would like to mention is that this business is currently in the investment mode and because it is in the investment mode, the margins sometimes could be something not that is very easily discernible. This is not yet into a stable mode. If you talk about margin at the deal level or at the transaction level where they are active platforms, etc., but not at the overall portfolio level, then we are seeing margins which are better than the traditional overall margin profile of the company. But if you look it on an overall basis, being in an investment mode, we are not yet in a position to see the margin profile very clearly. It will take some time before the platform reaches certain level of maturity and we are stable on our investments when the margin profile would be a right thing to look at. As an aspiration, if you get into this business, our objective is to create margins which are much more robust in the classical services business because that’s the nature of product business and that’s the aspiration that we are going for.

Joe Foresi

So you should you take it more on a software-like margin profile?

Sanjay Purohit

At the moment, it is better than software-like margin profile. Once it crosses the investment stage, you have to get to a product-like margin profile because the product-like margin profile is very different from a classical service-like margin profile.

Joe Foresi

You goal is to be a third of the business?

Sanjay Purohit

Yes, that is what Bala tells me every day.

Joe Foresi

Is that a 3 year goal, what do you think will be realistic?

Sanjay Purohit

I think we have set for ourselves as an aspiration to be a third of our company business. I am not going to try and put a timeline on it because in the end, it is a function of many factors. But from a directional statement point of view, our objective is to get a third whether it is 3, 5, 7 years, we will have to see when we get there but that is the entire aspiration that we are driving towards.

Trip Chowdhry

I have a question on your patents. First I will give an observation. Then I have questions and probably a suggestion. First, definitely I do believe that patents are more valuable than even having oil in your country. Secondly I did check your USPTO filing and you rightly said, you have 30 patents and at least 3 or 4 of those have more than 30 forward references which tells that at least 3 or 4 of your patents are very strong. If I look at the breakout, about 40% of them are in middleware, 30% are in mobile and another 20% is other categories, only one patent is in business analytics and data mining which is weak. Now getting back to what I am suggesting is at least 3 to 4 patents you have, have about 30 forward references. If you use industry norms that means at least 3 people, 3 entities are violating your patents. Do you have any enforcement mechanism in your company where patents are not like a cost center but it becomes a profit center similar to what Microsoft has patents as profit centre, similar to what IBM has? Now even there are many other companies who are using patents not just a protection mechanism but also as a revenue generating mechanism. Any thoughts you have that would be helpful?

Sanjay Purohit

I am very aware that there are corporations which have business units which are focused on generating revenues after suing people for patent violations. At the same time there are firms like IBM which filed about 5000 patents a year. What our objective is very clear. We look for the relevant pieces of intellectual property in the context of the 7 themes that I spoke about. How do you create a robust pattern or more of intellectual property protection strategy that is focused on monetization, commercialization of patents through creating value for our clients. Before we get down into how do you create value out of your patents by defending, ring fencing as well as pushing other people who are violating some patents, of course, we take violations of patents very carefully. At the moment the single-minded focus is how you use this intellectual property to create value you for your customers and see how do we create more and more patents and capabilities because defending intellectual property and creating intellectual property is a very important facet. I completely give it to you. Even if you look at the recent patent laws that Obama brought in, it is more central to commercialize intellectual property than only to ring fence and create an environment where neither do you commercialize nor do you let anybody else commercialize intellectual property. Long end short of it, we are focused on how do you use intellectual property and go ahead and create value for the clients as the primary focus of our intellectual property strategy.

Misha Sanwal

Sanjay, you talked about a lot of these platforms that you are putting together, you are working with your clients on building them. Could you walk us through the process? Some of the technology is proprietary for the clients, they do not want you sharing it with other clients. How do you decide what is client specific and what is not? What you will not invest in because you want to control the IP in which you do not, so what is your thought process around sort of figuring out which are the key technologies for you and which ones you want to get the benefit of the client to work with but the trade-off there is the client wants to control it then?

Sanjay Purohit

Firstly, whenever we pick up an area for building a platform, the first important thought processes is build/buy your partner because that is the starting point because partner considerations also depend on what are the certain partner capabilities which have a huge respect in the market or which partner capabilities can give us the rapid time-to-market. Similar considerations for buy and similar considerations for build. In build, there are multiple modes in which we could do build. We could do a self-build, we could do a co-creation with a client or you could in some cases do co-creation with a larger ecosystem of bringing multiple organizations together to build. For example, if you take the Flypp kind of an example which is a large eco system kind of a build rather than only a co-creation kind of a build. When we get into co-creation, right upfront from the very beginning, it is very important for us to work with the client and understand what is the landscape of intellectual property that would get created out of this effort and to understand what Infosys would own and what the client would own and why so, because besides the intellectual property defense or protection aspect, there is also an aspect of who is going to manage the lifecycle of the product and the entity that is going to manage the lifecycle of the product should be the one that should actually own the IP because that is the best way to do it. If we believe Infosys is the one which will actually further advance this product and take it to much higher capabilities, then its intellectual property piece should be owned by Infosys. But if it is so client-specific that the client would actually invest and take the roadmap forward, then that piece of intellectual property should potentially be owned by a client. These are all sorted out at the beginning because it is also very important for us to understand that our intellectual property is build on our resources and not built on our client resources. So all those things are worked out in terms of the initial terms of agreement and engagement with the client that this is the way we will approach. Many a times clients may ask us to give them periods in which we should not be taking this intellectual property out to other customers because they want to have a market edge which is again something that we contractually discuss and agree upon because it is also very important for our clients to get a comfort that if they are bringing their capabilities and their domain knowledge into the game, then they would like to ensure that they keep a certain amount of market edge in that area. The customers also very clearly understand that there is nothing called as permanent advantage and hence there is no value in asking for permanent intellectual property sort of ring fencing because in the end once we go to the market, those things will obviously get alternatively developed and incubated by other clients. So all these considerations are the ones that come into the beginning when you are actually setting up this environment with the clients saying, “we are going to co-create and in this co-creation, this is what we will build, this is what we will partner, this is what we should potentially buy and when we build this is what we co-create with you, this is what we co-create with ecosystem, this is what Infosys will build”, these are the terms of engagement and then onwards take this entire journey. Many a times clients are also interested and say “can we do a joint go to market”? There is a large communication services provider in US where we have one of the products which is in a co-creation mode where they are very interested in taking it to market and they also want to create their brand identity around that market while we are also interested in. So how do you solve those kinds of questions. But it is best done right at the upfront when we are trying to visualize what is that we are trying to create with this product or platform.

Misha Sanwal

Just a follow-up. So then as you think about the 8% going to potential 30% of your business over time, is the idea that the revenue model would continue to be per transaction model for the majority of that business maybe ex Finacle?

Sanjay Purohit

Again coming back to that the definition point where the entire revenue model in the products space would be license-oriented primarily surrounded by a series of services which essentially are integration, implementation and maintenance management services model. In the platform space, it is going to be more outcome-oriented, transaction-oriented and those kind of business outcome-oriented. Solutions like I said are essentially precursors to either a product or a platform. They could assume any of the forms depending on what is the shape of the solution that is being built. It is predominantly license-oriented, transaction-oriented and services would be anyway in the classical services model that you would put around these products and platforms.

Ed Caso

I just wanted to get some further clarification here on where you are in this, where your target market is in the spectrum of pure services on one end and out of the box software on the other? Where you are targeting and historically when service companies have tried to create quasi-software, every client goes and says please customize it for me and you lose that leveragability of the software component. The following question would be where does Cloud fit into this? Are you going to try to do some of this as a service base?

Sanjay Purohit

Last part of the question first, platforms are on as a service-basis. So obviously they are on the Cloud. Currently we are hosting them on a Cloud that we have put together at Infosys and overtime we will see how the strategy evolves in terms of how you want to host this. But all the platforms that we are currently looking at are either hosted on client’s own Enterprise Clouds or Infosys own enterprise Clouds. That is a very important facet. Our go- to-market like Infosys is verticalized. Hence it is about FSI, about manufacturing, it is about Retail CPG logistics and life sciences, it is about energy & utilities and communication services. As this is an early stage of evolution, you could spread yourself thin by taking all of these offerings to all of the verticals. when you go back to the very first slide, I talked about the themes. You will find certain themes are very powerful in certain industries. For example, Digital Consumers is very powerful in retail and in the services business. At the same time when you look New Commerce kind of a thing, it is very powerful in the FSI space. We are driving tractions just to ensure that we keep our focus in the short-term while we are getting off the ground on many of these things, is to go after the industries where the platform has a very dominant need if you will, though the platform is engineered to be cross-industry but you actually start with the dominant industry and see if you can create. That is what we are seeing. When we look at areas like digital marketing, we see huge traction in Retail CPG and logistics and life sciences, because that is where it is massive. If you look at the ‘Commerce Edge’ kind of a platform, it is of a similar kind. But we are going through the 4 vertical and we are trying to take the platform where that platform has the most dominant demand because of the nature of that industry. It is not that that platform is not important for other industries but the nature of the beast of that industry is that is very central to the way that industry is evolving and that is good place to start.

Participant

The next question related to the Cloud. So you talked about some of these functional platforms you are building and this is really on Infosys stack. I am just curious if you have thought about building some of these functional platforms on some of these public Clouds coming up being offered which supposedly are open and some of your large customers maybe already in the journey of adopting them? What is the trade-off?

Sanjay Purohit

Again a very important facet is even in the overall Cloud journey while we all understand that Cloud is a mega trend and that is way and direction in which the technology industry is evolving, but also it is very important that even client organizations are highly undecided in terms of whether they are ready to go themselves, whether they want to put their employee data on to a public Cloud, whether they want to put their commercial transactions on to a public Cloud. What is very important for us is to develop this in line with the comfort of our clients rather than develop this in the context of any specific financial consideration. It is very important for us to understand that we have to have the ability to actually deploy this on Infosys Cloud. That is why we have set up an environment in Australia. We have a set up now in the US on top of which we host these platforms and work in the context of the client’s comfort because it is still evolving. Even jury is out as to when and how the overall Cloud environment will settle. People may be comfortable hosting their emails and other simple business applications but when it comes to complex organizational transactions and fundamental platforms on which they either manage their people or transact their products and services, the comfort levels are not necessarily high. There are questions on security, questions on reliability. When we take our responsibility for business outcomes, it is important for us to understand that we are very clear that we are running a very stable and very capable environment when it comes to the base infrastructures. At the moment all of our deployments are on top of these kinds rather than public clouds but jury is out we will see over time how that evolves and whether the public cloud and environment gains enough stability for the clients to get the comfort that it is okay. If the clients get the comfort which is something that is relevant to them, then things will potentially change over time. But as of now we are holding back on deploying these platforms to our public clouds.

Moshe Katri

I have a question on how do you get there? You have indicated a couple of things that about 8% of your revenues are from these general areas you want to get to a third. But if you look at it, number one, your strategies develop with clients. So presuming because your R&D expenses obviously creating the products, at the same time your base business is growing in mid-teens, it just does not seem like to have any scale to get there without turning to M&A to get a broader set of products that should generate enough meaningful revenue. The maths just does not seem to work. Can you really get this to a third of the business without focusing on M&A?

Sanjay Purohit

Obviously not. In the overall context of our M&A strategy, our products and platforms is a very central conversations. You are right, it is not only from a size perspective but even from a time-to-market perspective that it is not that everything you can build and get to market on time. M&A is very much a component of this overall thinking of getting to a third of the business. M&A is primarily driven by focusing on “can we get leverageable intellectual property that we can build this entire strategy around rather than a buy platform and run it as an additional revenue channel”. Certainly, short answer to the whole thing of the overall aspiration of being a third of the business, M&A is a very central component to that.

Moshe Katri

Follow on or keep it dollar out would be need to be fairly material again in order to reach a third of the revenues?

Sanjay Purohit

Yes. Materiality is coming from two perspectives. One, it is not only that you buy a large piece of intellectual property because many a times in this game the leverage is much higher rather than in the context of the services game. In the services game what you acquire and what it grows up to be, is a very different equation than your products and platforms what you acquire and what it grows up to be. It is not the size of the acquisition that actually will define but it is actually the leveraging capability of that piece that we will have to define how quickly it can scale out.

So thank you so much, thank you.